Stradley Ronon Stevens & Young, LLP
191 North Wacker Drive, Suite 1601
Chicago, IL 60606
(312) 964-3500

August 25, 2023

VIA EDGAR

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:      Alight Series Trust (File No. 811-08885)

Dear Ms. Fettig:

On behalf of the Alight Series Trust (the “Registrant”) and the sole series thereof, the Alight Government Money Market Fund (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on July 19, 2023 with respect to the Registrant’s report to shareholders filed on Form N-CSR for the fiscal year ended December 31, 2022 (the “Annual Report”) and related disclosures. The comments follow up on correspondence submitted on behalf of the Registrant on July 14, 2023 (the “July Response Letter”) in response to initial comments provided by the Staff on May 4 and May 12, 2023.

The Staff’s comment is summarized below. The Registrant’s response is set out immediately thereunder.

1.        Comment: Please reconcile the discussion in the July Response Letter regarding the expense ratios in the fee table in the Fund’s prospectus and in the Financial Highlights in the Annual Report, pertaining to recoupment during the period of previously incurred expenses by Alight, with the statement in the Annual Report that for the year ended December 31, 2022, no reimbursement was required for any fees waived or expenses absorbed related to the Administration Agreement.

Ms. DiAngelo Fettig
U.S. Securities and Exchange Commission
August 25, 2023

Response: The Financial Highlights in the Fund’s prospectus dated April 28, 2023 reports the ratio of expenses to average net assets prior to waived fees and reimbursed expenses as 0.87% for the fiscal year ended December 31, 2022.  Accordingly, the Fund will supplement its prospectus to reflect this 0.87% pre-waiver expense ratio in the Fund’s fee table. Additionally, such supplement will revise the line item disclosing the Fund’s expense ratio after waivers and expense reimbursements to show a post-waiver expense ratio of 0.84% (based on the contractual waiver by BlackRock Fund Advisors of 0.03%).  The Registrant also will revise the disclosure to note that there was no recoupment during the period, consistent with the disclosure in the Annual Report. The Registrant also confirms that, as part of that supplement, the Fund will update the expense example numbers accordingly to match the hypothetical expenses based on these ratios (i.e., 0.84% for the first year and 0.87% for periods thereafter).

* * * *

Please do not hesitate to contact me at mgreer@stradley.com or 312-964-3505 should you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc:          Douglas Keith
Jeremy Fritz
Alan Goldberg